                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT

                              ---------------------

                        Pursuant to Section 15(D) of the
                         Securities Exchange Act of 1934

                              ---------------------


                   For the fiscal year ended December 31, 2000

                          Commission file number 1-9076

                              ---------------------

                             Full Title of the Plan:

                     FORTUNE BRANDS RETIREMENT SAVINGS PLAN

                              ---------------------

              Name of the issuer of the securities held pursuant to
                    the plan and the address of its principal
                                executive office:


                              FORTUNE BRANDS, INC.

                                300 Tower Parkway
                          Lincolnshire, Illinois 60069

     ======================================================================

                     FORTUNE BRANDS RETIREMENT SAVINGS PLAN

       INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

                    FILED AS REQUIRED BY ITEM 4 OF FORM 11-K

                                ---------------




                                                                                      Page(s)
                                                                                      -------
Report of Independent Accountants                                                           1

Financial Statements:

         Statement of Net Assets Available for
                  Benefits as of December 31, 2000 and 1999                                 2

         Statement of Changes in Net Assets
                  Available for Benefits for the years ended
                  December 31, 2000 and 1999                                                3

         Notes to Financial Statements                                                   4-12

Supplemental Schedule:

         Schedule G, Part III - Schedule of Nonexempt Transactions
                  for the year ended December 31, 2000                                     13


Exhibit 23 - Consent of Independent Accountants                                            15









Note: Supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein will be filed by the Fortune Brands, Inc. Savings Plans Master Trust.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Corporate Employee Benefits Committee of
    Fortune Brands, Inc.


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Fortune Brands Retirement Savings Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. We believe that our audits provide a reasonable basis for our opinion.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule, Schedule of Nonexempt Transactions, for the year ended December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP

Chicago, Illinois  60601
June 8, 2001

                     Fortune Brands Retirement Savings Plan
                 Statement of Net Assets Available for Benefits
                        as of December 31, 2000 and 1999
                                 (In Thousands)




                                                                          2000                 1999
                                                                      --------------      ---------------
Assets:
    Beneficial interest in Fortune Brands, Inc.
      Savings Plans Master Trust net assets                           $     605,585       $      646,963

    Receivables:

      Company contributions                                                   6,836                6,647
      Participant contributions                                                 257                  757
                                                                      --------------      ---------------

          Total assets                                                      612,678              654,367
                                                                      --------------      ---------------

Net assets available for benefits                                     $     612,678       $      654,367
                                                                      ==============      ===============












               The accompanying notes are an integral part of the
                             financial statements.

                    Fortune Brands Retirement Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                for the years ended December 31, 2000 and 1999
                                (In Thousands)




                                                                          2000                 1999
                                                                      -------------        -------------
         Additions:
            Allocated share of Fortune Brands, Inc. Savings
                Plans Master Trust investment (losses) income         $     (26,411)       $      99,995

            Company contributions                                            16,263               15,076
            Participant contributions                                        33,615               26,595
            Transfers to the Plan (Note 4)                                    2,770               -
                                                                      -------------        -------------

                Total additions                                              26,237              141,666
                                                                      -------------        -------------

         Deductions:

            Benefits paid to participants                                    67,926               39,950
                                                                      -------------        -------------

                Total deductions                                             67,926               39,950
                                                                      -------------        -------------


         (Decrease) increase in net assets                                 (41,689)              101,716
                                                                      -------------        -------------

         Net assets available for benefits
            beginning of year                                               654,367              552,651
                                                                      -------------        -------------

         Net assets available for benefits
            end of year                                               $     612,678        $     654,367
                                                                      =============        =============













               The accompanying notes are an integral part of the
                             financial statements.

                     Fortune Brands Retirement Savings Plan
                          Notes To Financial Statements


1.    Description of Plan:

      General:

      The Fortune Brands Retirement Savings Plan (the "Plan") is designed to encourage and facilitate systematic savings and investment by eligible employees. Fortune Brands, Inc. ("Fortune") and each of its operating company subsidiaries participating in the Plan are referred to collectively as the "Companies" and individually as a "Company". Operating company subsidiaries include: MasterBrand Industries, Inc. ("MasterBrand"), ACCO World Corporation ("ACCO"), Acushnet Company ("Acushnet"), and Jim Beam Brands Worldwide, Inc. ("Beam"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions in the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the Plan Administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

      The financial statements present the net assets available for benefits as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended of the Plan. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust ("Master Trust"), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the "Trustee"). Prior to October, 1999, the Master Trust investments were administered by The Northern Trust Company (the "Prior Trustee").


      Contributions:

      The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the "Code") of up to 21% of eligible compensation subject to lower limits for employees of Fortune and certain participating Companies. Participants' annual tax deferred contributions are limited by the Code to $10,500 and $10,000 in 2000 and 1999, respectively. Participants of MasterBrand and its participating operating subsidiaries ("MasterBrand Participating Employers") may also make after-tax contributions, but the sum of tax deferred contributions and after-tax contributions may not exceed 21% of eligible compensation. Each MasterBrand Participating Employer, other than Schrock Cabinet Division ("Schrock") and NHB Industries, Inc., formerly NHB Holdings, Inc., ("NHB"), provides a matching contribution equal to 50% of the participant's tax deferred contributions and after-tax contributions, not to exceed 6% of eligible compensation. Schrock provides a matching contribution of 50% of the participant's tax deferred and after-tax contributions up to 5% of eligible compensation and an additional 50% of the participant's tax deferred and after-tax contributions up to 3% of eligible compensation. NHB provides a matching contribution of 30% of the participant's tax deferred and after-tax contributions up to 3% of eligible compensation.

                     Fortune Brands Retirement Savings Plan
                    Notes To Financial Statements (Continued)


1.    Description of Plan (Continued):

      Contributions (Continued):

      ACCO and its participating operating subsidiaries ("ACCO Participating Employers") provide a matching contribution equal to 30% of the participant's tax deferred contributions, not to exceed 6% of eligible compensation. Acushnet and its participating operating subsidiaries ("Acushnet Participating Employers") provide a matching contribution of 50% of the participant's tax deferred contributions up to 5% of eligible compensation and an additional 50% of the participant's tax deferred contributions up to 2% of eligible compensation. Beam and its participating operating subsidiaries ("Beam Participating Employers") do not provide matching contributions. Fortune provides a matching contribution equal to 50% of the participant's tax deferred contributions, not to exceed 6% of eligible compensation.

      Profit-sharing contributions are made by Fortune and certain participating operating subsidiaries and allocated to their participants in proportion to eligible compensation. Acushnet Participating Employers, MasterBrand Participating Employers, and Boone International, Inc., an ACCO Participating Employer, do not provide an annual profit-sharing contribution. Fortune contributes on an annual basis, 1/6 of 1% of its Adjusted Income from Continuing Operations (as defined in the Plan). The ACCO Participating Employers and Beam Participating Employers make a determination each year as to the amount of their profit-sharing contribution. Profit-sharing contributions are subject to certain Plan and statutory limitations.

      Participants may direct investment of their tax deferred contributions, after-tax contributions, matching contributions, profit-sharing contributions, if any, and their Plan account balances in the investment funds, excluding the Gallaher ADR Fund.

      Participant account balances are maintained to reflect each participant's beneficial interest in the Plan's funds. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to participants' accounts based on the ratio of each participant's account balance invested in an investment fund to the total of all participants' account balances invested in that fund as of the preceding valuation date.

                     Fortune Brands Retirement Savings Plan
                    Notes To Financial Statements (Continued)


1.    Description of Plan (Continued):

      Vesting:

      Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Companys' matching contributions plus earnings thereon occurs after one year of service. Vesting in the Companies' annual profit-sharing contribution plus actual earnings thereon is based on the earliest of the following occurrences: (1) retirement; (2) death; (3) disability; (4) attainment of age 65; or (5) years of service (as summarized in the schedule below):

         Number of Full                                JBB
         Years of Service *          Fortune        Worldwide       ACCO
         ------------------          -------        ---------       ----
         Less than 1                     0%              0%           0%
         1 but less than 2              20               0           20
         2 but less than 3              40               0           40
         3 but less than 4              60              20           60
         4 but less than 5              80              40           80
         5 but less than 6             100              60          100
         6 but less than 7             100              80          100
         7 or more                     100             100          100

      * Acushnet and MasterBrand Participating Employers do not provide an annual profit-sharing contribution.


      Forfeitures:

      Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant's previously forfeited amount will be reinstated to the participant's account.

      Loans:

      A participant may apply for a loan of at least $1,000 from the vested portion of the participant's account balances in an amount which does not exceed one-half of the participant's vested balance, provided that the loan also may not exceed $50,000 reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant's principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

      A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as defined in the Wall Street Journal. Each loan must be collateralized by a portion of the participant's account balances and evidenced by a written obligation payable to the Trustee which is invested in the Loan Fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly.

                     Fortune Brands Retirement Savings Plan
                    Notes To Financial Statements (Continued)


1.    Description of Plan (Continued):

      Distributions and Withdrawals:

      Benefits are payable from a participant's account under the Plan provisions, upon a participant's death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a "hardship" as defined in the Plan or after attainment of age 59 1/2.

      Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account.

      Other:

      Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and Fortune has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

      For changes effective during 2000 and 1999, see "Plan Amendments"
      (Note 4).

2.    Summary of Significant Accounting Policies:

      Presentation:

      The accompanying financial statements have been prepared on the accrual basis of accounting.

      Investment Valuation and Income:

      The Master Trust's investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust's beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund's manager.

      Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

      The ratio of the Plan's assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

                     Fortune Brands Retirement Savings Plan
                    Notes To Financial Statements (Continued)


2.    Summary of Significant Accounting Policies (Continued):

      Investment Valuation and Income (Continued):

      In 2000 and 1999, certain expenses incurred by the Plan were netted against earnings prior to allocation to participant accounts. These include investment manager, trust, and recordkeeper expenses.

      Benefits are recorded when paid.


3.    Reconciliation of Financial Statements to Form 5500:

      The following is a reconciliation of net assets available for benefits as stated in the financial statements to Form 5500 at December 31, 2000 and 1999:

                                                                                           2000                 1999
                                                                                     -----------------    -----------------
                                                                                                 (In Thousands)
          Net assets available for benefits as stated in the financial
              statements                                                                $   612,678          $   654,367
          Less: Distributions payable to terminated employees and amounts payable to Plan participants who have retired or terminated employment but elected to have their assets remain in the
                  Plan                                                                      104,219              136,994
                                                                                     -----------------    -----------------
          Net assets available for benefits as stated in Form 5500                      $   508,459          $   517,373
                                                                                     =================    =================

      The following is a reconciliation of benefits paid to participants as stated in the statement of changes in net assets available for benefits to the Form 5500 at December 31, 2000 and 1999:

                                                                                           2000                 1999
                                                                                     -----------------    -----------------
                                                                                                (In Thousands)

          Benefits paid to participants as stated in the financial statements           $    67,926          $    39,950

          Add:  Amounts payable to terminated employees and Plan participants who have retired or terminated employment but elected to have
                  their assets remain in the Plan as of current year-end                    104,219              136,994

          Less: Amounts payable to terminated employees and Plan participants who have retired or terminated employment but elected to
                  have their assets remain in the Plan as of prior year-end                 136,994              104,979
                                                                                     -----------------    -----------------
          Benefits paid to participants as stated in Form 5500                          $    35,151          $    71,965
                                                                                     =================    =================


                     Fortune Brands Retirement Savings Plan
                    Notes To Financial Statements (Continued)


4.    Plan Amendments:

      The Plan was amended effective as of July 1, 2000 to permit participation by employees of NHB, Boone International, Inc., and Cobra Golf Incorporated and to provide for the merger into the Plan of the Cobra Golf Incorporated 401(k) Savings Plan.

      The Plan was amended effective as of January 1, 2000 to permit participation by employees of Apollo Presentation Products Group and to provide for the merger into the Plan of the Apollo Space Systems 401(k) Profit Sharing Plan;

      The Plan was amended effective as of October 1, 1999 to:

            o     provide for daily valuation of participants' accounts;

            o provide that an employee will automatically have 401(k) contributions deducted from the employee's pay unless the employee elects otherwise;

            o eliminate the one year of service waiting period before an employee may participate in the 401(k) feature of the Plan;

            o authorize changes in contribution or investment elections by participants on a daily basis; and

            o permit retirees to change the amount of periodic installment payments once every twelve months.

      The Plan was amended effective as of September 1, 1999 to exclude certain employees participating in foreign pension plans.

      The Plan was amended effective as of June 1, 1999 to permit partial repayment of loans by terminated participants.

      The Plan was amended to comply with the Small Business Job Protection Act, the Uniformed Services Employment and Reemployment Rights Act, the Uruguay Round Agreements Act, the Taxpayer Relief Act of 1997 and the IRS Restructuring and Reform Act, including, eliminating the limitation aggregating defined benefits plan and defined contribution amounts (effective as of January 1, 2000).



5.    Assets Held In Master Trust:

      The investments of the Master Trust are maintained under a trust agreement with the Trustee. Prior to October 1999, the investments of the Master Trust were maintained under a trust agreement with the Prior Trustee. The Plan had a total beneficial interest of 95.60% and 96.43% in the Master Trust's net assets at December 31, 2000 and 1999, respectively.

                     Fortune Brands Retirement Savings Plan
                    Notes To Financial Statements (Continued)


5.    Assets Held in Master Trust (Continued):

      Master Trust assets at December 31, 2000 and 1999 are as follows:

                                                                                          2000                 1999
                                                                                    -----------------    -----------------
                                                                                               (In Thousands)
          Interest and dividends receivable                                          $         829       $            -
          Common stock - corporate:
                Employer stock                                                              35,351               24,594
                Non-employer stock                                                         151,241              218,076
          U.S. Government securities                                                        18,830                8,061
          Corporate debt instruments                                                        18,601               21,880
          Registered investment companies                                                  354,237              346,306
          Collateralized promissory notes from participants                                 16,635               15,544
          Interest bearing cash                                                             38,418               36,451
                                                                                    ----------------     -----------------
               Total assets                                                                634,138              670,912

          Administrative expenses payable                                                     (679)                   -
                                                                                    ----------------     -----------------

          Total net assets of the Master Trust available for benefits                  $   633,463          $   670,912
                                                                                    ================     =================


      Investments that represent 5% or more of the Master Trust's net assets are separately identified in the Master Trust filing.


      Net appreciation (depreciation) on Master Trust investments for the years ended December 31, 2000 and 1999 were as follows:

                                                                                         2000                 1999
                                                                                    ---------------      ----------------
                                                                                               (In Thousands)

         Common stock - corporate                                                       $  (21,895)         $    32,551
         U. S. Government securities                                                         1,640               (1,521)
         Corporate debt instruments                                                           (154)              (2,251)
         Registered investment companies                                                   (13,708)              66,899
                                                                                    ---------------      -----------------
                           Total                                                        $  (34,117)         $    95,678
                                                                                    ===============      =================

      Interest income, in thousands, for the years ended December 31, 2000 and 1999 was $6,073 and $4,524, respectively. Dividend income, in thousands, for the years ended December 31, 2000 and 1999 was $2,980 and $2,647, respectively.

                     Fortune Brands Retirement Savings Plan
                    Notes To Financial Statements (Continued)


6.    Risks and Uncertainties:

      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


7.    Use of Estimates:

      The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


8.    Credit Risks:

      The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss. The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments. The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.


9.    Tax Status:

      The Internal Revenue Service ("IRS") issued a determination letter dated January 8, 1998 to Fortune stating that the Plan meets the requirements of
      Section 401(a) of the Code and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

                     Fortune Brands Retirement Savings Plan
                    Notes To Financial Statements (Concluded)


10.   Related-Party Transactions:

      Certain Plan investments are shares of mutual funds managed by The Fidelity Mangement Trust Company. The Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $911,802 and zero for the years ended December 31, 2000 and December 31, 1999, respectively.

11.   Nonexempt Transaction:

      During 1999, the Company withheld contributions for certain participants in the Plan but, due to administrative problems relating to the transition to a new recordkeeper, did not remit those contributions to the Plan within fifteen days following the month of the withholding. In accordance with DOL regulations, the delay in the remittance of these contributions resulted in a prohibited loan to the Company.

      During 2000, the Company corrected this prohibited transaction by making contributions to the Plan in the amount of $965,380, representing back contributions plus the income that such contributions could have earned if they had been timely remitted to the Plan. The Company also filed Form 5330 with the IRS.

Fortune Brands Retirement Savings Plan
Schedule G, Part III - Schedule of Nonexempt Transactions for the year ended December 31, 2000


                                                                                                     (2)              (3)
Identity of Party                                       Description of               (1)         Current Value     Net Gain on
     Involved               Relationship to Plan         Transaction            Cost of Asset       of Asset     on Transaction
-----------------           --------------------        --------------          -------------    -------------   --------------

Fortune Brands, Inc.        Sponsor / Employer          Improper loan from          $918,819           $0             $46,561
                                                        Plan to Employer
                                                        for failure to
                                                        remit certain
                                                        employees'
                                                        withheld
                                                        contributions to
                                                        the Plan timely.





(1) The cost of asset represents the back contributions remitted to the Plan on or prior to January 21, 2000 for periods between October 1, 1999 through December 31, 1999 for certain participants of the Plan.

(2) All back contributions plus income thereon were remitted to the Plan during 2000. Therefore the current value of the asset at December 31, 2000 is zero.

(3) The net gain on transaction represents the income that such back contributions could have earned for the period from the date such contributions were due through the date they were remitted to the Plan if they had been timely remitted to the Plan.

                                    SIGNATURE



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of Fortune Brands, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                  Fortune Brands Retirement Savings Plan






                                                /s/ Mark Hausberg
                               By ..........................................

                                         Mark Hausberg, Committee Member
                                    Corporate Employee Benefits Committee of
                                              Fortune Brands, Inc.





Date:    June 29, 2001